Exhibit 22.1

Subsidiary guarantors and issuers of guaranteed securities and affiliates whose securities collateralize securities of the registrant

Sunoco LP Senior Notes (1):
Parent guarantor - Energy Transfer LP
Subsidiary issuer - Sunoco LP

(1)    Energy Transfer LP assumed the guarantee of certain Sunoco LP Senior Notes in connection with the merger of Energy Transfer Operating, L.P. with and into Energy Transfer LP effective April 1, 2021.